UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 18, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk files for EU regulatory approval of once-weekly semaglutide 2.4 mg for weight management

Bagsværd, Denmark 18 December 2020 – Novo Nordisk today announced the submission of a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) for subcutaneous semaglutide 2.4 mg, a once-weekly glucagon-like peptide-1 (GLP-1) analogue for weight management. The potential indication is for the treatment of adults with obesity (BMI ≥ 30 kg/m2) or overweight (BMI ≥ 27 kg/m2) with at least one weight-related comorbidity, as an adjunct to reduced-calorie diet and increased physical activity.

The submission is based on the results from the STEP phase 3a clinical trial programme, which included more than 4,500 adults with obesity or overweight. Across the STEP programme, people with obesity treated with once-weekly semaglutide 2.4 mg achieved a statistically significant and superior reduction in body weight compared to placebo. Across the trials in people without diabetes STEP 1, 3 and 4, a weight loss of 15-18% was reported for people treated with semaglutide 2.4 mg. Furthermore, once-weekly semaglutide 2.4 mg appeared to have a safe and well-tolerated profile. The most common side effects were gastrointestinal and were transient, and mild or moderate in severity.

“We are excited about this regulatory filing following the recent regulatory filing with the FDA in the US,” said Mads Krogsgaard Thomsen, executive vice president and chief scientific officer of Novo Nordisk. “It is a milestone for Novo Nordisk but more importantly it represents a new treatment option with the potential to transform the medical management for people living with obesity in Europe”.

About obesity and subcutaneous semaglutide 2.4 mg for weight management

Obesity is a chronic disease that requires long-term management. It is associated with many serious health consequences and decreased life expectancy. Obesity-related complications are numerous and include type 2 diabetes, heart disease, obstructive sleep apnoea, non-alcoholic fatty liver disease and cancer.

Once-weekly subcutaneous semaglutide 2.4 mg is being investigated by Novo Nordisk as a potential treatment for obesity. Semaglutide is an analogue of the human glucagon-like peptide-1 (GLP-1) hormone. It induces weight loss by reducing hunger, increasing feelings of fullness and thereby helping people eat less and reduce their calorie intake.

For more information on the FDA filing for semaglutide 2.4 mg, please read the company announcement here (https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=37551)

About the STEP clinical programme

STEP (Semaglutide Treatment Effect in People with obesity) is a phase 3 clinical development programme with once-weekly subcutaneous semaglutide 2.4 mg in obesity. The global phase 3a programme consists of four trials and has enrolled approximately 4,500 adults with overweight or obesity.

STEP 1 – a 68-week safety and efficacy trial of subcutaneous semaglutide 2.4 mg versus placebo in 1,961 adults with obesity or overweight. For more information, please read the company announcement here (https://ml-eu.globenewswire.com/Resource/Download/2281601f-7c58-41db-b587-e7bb8cecc7e8)

STEP 2 – a 68-week safety and efficacy trial of subcutaneous semaglutide 2.4 mg versus placebo and once-weekly subcutaneous semaglutide 1.0 mg in 1,210 adults with type 2 diabetes and either obesity or overweight. For more information, please read the company announcement here (https://ml-eu.globenewswire.com/Resource/Download/d8a1f4e0-82a7-4d5f-bb70-f6b96a9ef77d)

STEP 3 – a 68-week safety and efficacy trial of subcutaneous semaglutide 2.4 mg versus placebo in combination with intensive behavioural treatment in 611 adults with obesity or overweight. For more information, please read the company announcement here (https://ml-eu.globenewswire.com/Resource/Download/d8a1f4e0-82a7-4d5f-bb70-f6b96a9ef77d)

STEP 4 – a 68-week safety and efficacy trial of subcutaneous semaglutide 2.4 mg versus placebo in 803 adults with obesity or overweight who have reached the target dose of 2.4 mg after a 20- week run-in. For more information, please read the company announcement here (https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=286)

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 44,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 78 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 18, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer